FORM 11-K

            For Annual Reports of Employee Stock Purchase, Savings
              and Similar Plans Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934

              (X) Annual Report Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934
                  For the fiscal year ended December 31, 1999

                                     or

          (  )  Transition Report Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934
              For the Transition Period from ________ to ________
                       Commission File Number 33-64851


                  FIRST INDIANA CORPORATION 401(k) PLAN
                  -------------------------------------
                         (Full Title of the Plan)


         FIRST INDIANA CORPORATION (Commission File Number 0-14354)
        ------------------------------------------------------------
        (Name of Issuer of the Securities Held Pursuant to the Plan)


      135 North Pennsylvania Street, Indianapolis, IN       46204
      -----------------------------------------------     ----------
          (Address of principal executive office)         (Zip Code)


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The following plan financial statements, schedules and reports have been prepared in accordance with the financial reporting requirements of ERISA, and have been filed in paper format under cover of form SE.


Report of Independent Auditors

Audited Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998

Audited Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1999

Notes to Financial Statements (including Schedule I required by Rule 6A-05 of Regulation S-X)

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Exhibit Index

Exhibit                                                         Page(s) (by
Number                                                          Sequential
                                                                Numbering
                                                                System)


 23             Consent of KPMG LLP                                 19

                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                First Indiana Corporation 401(k) Plan
                                -------------------------------------
                                             (Name of Plan)



Date:  June 28, 2000            -------------------------------------
                                William J. Brunner
                                (First Indiana Corporation, Plan Administrator)